                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13D/A


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)



                          UNITED TRUST, INC.
                           (Name of Issuer)


                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)


                            913111209
                         (CUSIP Number)

                            Jill Martin
                   First Southern Bancorp, Inc.
          P.O. Box 328, Stanford, KY  40484 (606 365-3555


                          November 20, 1998
      (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g) check the following box  [   ]

CUSIP No. 913111209             13D         Page 2 of 25 Pages
-----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, Inc.
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           706,756*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              706,756*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               706,756*
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               28.38%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209             13D         Page 3 of 25 Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Bancorp, Inc.
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           123,241*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              123,241*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               123,241*
-----------------------------------------------------------------
12             CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               4.95%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               HC
-----------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209             13D         Page 4 of 25 Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Jesse T. Correll
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           0
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            See response to Item 5
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              0
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    See response to Item 5
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               See response to Item 5
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               IN

CUSIP No. 913111209             13D         Page 5 of 25 Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Capital Corp., LLC
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           183,033*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              183,033*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               183,033*
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.35%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209             13D         Page 6 of 25 Pages
-----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Investments, LLC
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           22,135*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              22,135*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               22,135*
-----------------------------------------------------------------
12             CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0.89%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

* See response to Item 5

ITEM 1.  SECURITY AND ISSUER

     Not amended.

ITEM 2. IDENTITY AND BACKGROUND

     The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

     (a)  The name of this Reporting Person is Jesse T. Correll ("Mr.
          Correll").

     (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:
          President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d)  During the last five years, Mr. Correll has not been convicted of
          a criminal  proceeding   (excluding  traffic violations or
          similar misdemeanors).

     (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Correll is a citizen of the United States.


 FIRST SOUTHERN BANCORP INC. (FSBI) (a Kentucky corporation)

     (a)  The name of this Reporting Person is First Southern Bancorp, Inc.

     (b)  The state of organization of FSBI is Kentucky.

     (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a
          judgment, decree or  final order  enjoining  future   violations
          of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Directors, Executive Officers and Controlling Persons of FSBI:

                                                  Present Principal
 NAME                    BUSINESS ADDRESS     OCCUPATION OR EMPLOYMENT

Jesse T. Correll         P.O. Box 328             President and Director
                         99 Lancaster Street      of First Southern
                         Stanford, KY 40484       Bancorp, Inc.
                                                  (Bank holding company)

Randall L. Attkisson     P.O. Box 328             Vice President, Treasurer
                         99 Lancaster Street      and Director of First
                         Stanford, KY 40484       Southern Bancorp, Inc.
                                                  (Bank holding company)

Jill M. Martin           P.O. Box 328             Secretary of First Southern
                         99 Lancaster Street      Bancorp, Inc. (Bank
                         Stanford, KY 40484       holding company)

Ward F. Correll          P.O. Box 129             Owner, Cumberland Lake
                         150 Railroad Drive       Shell, Inc.
                         Somerset, KY 42502       (Gasoline wholesaler)

David S. Downey          P.O. Box 295             President and Director of
                         102 West Main Street     First Southern National
                         Stanford, KY 40484       Bank (Bank)

Douglas P. Ditto         P.O. Box 295             Senior Vice President
                         102 West Main Street     of First Southern
                         Stanford, KY 40484       National Bank (Bank)

John R. Ball             P.O. Box 628             CEO and Director of First
                         27 Public Square         Southern National Bank of
                         Lancaster, KY 40444      Garrard County (Bank)


Gary Dick                P.O. Box 489             CEO and Director of First
                         216 North Main St.       Southern National Bank
                         Monticello, KY 42633     of Wayne County (Bank)

James P. Rousey          3060 Harrodsburg Road    CEO and Director of First
                         Lexington, KY 40503      Southern National Bank of the
                                                  Bluegrass (Bank)

Joseph E. Hafley         P.O. Box 328             Chief Lending Officer of
                         99 Lancaster Street      First Southern Bancorp,
                         Stanford, KY 40484       Inc. (Bank holding
                                                  company)

Michael W. Taylor        P.O. Box 328             Controller, First Southern
                         99 Lancaster Street      Bancorp, Inc. (Bank
                         Stanford, KY 40484       holding company)

          All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING. INC. (FSF) (a Kentucky corporation)

     (a)  The name of this Reporting Person is First Southern Funding, Inc.

     (b)  The state of organization of FSF is Kentucky.

     (c) The principal business of FSF is an investment company. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a
          judgment,  decree or final order  enjoining  future   violations
          of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Directors, Executive Officers and Controlling Persons of FSF:

Name and Offices                                       Present Principal
 HELD WITH FSF           BUSINESS ADDRESS           OCCUPATION OR EMPLOYMENT

Jesse T. Correll         P.O. Box 328               President and Director of First
 President, Director[F1] 99 Lancaster Street        Southern Bancorp, Inc. (Bank
                         Stanford, KY 40484         holding company)

Randall L. Attkisson     P.O. Box 328               Vice President, Treasurer and
 Treasurer, Director     99 Lancaster Street        Director of First Southern Bancorp,
                         Stanford, KY 40484         Inc. (Bank holding company)

Jill M. Martin           P.O. Box 328               Secretary of First Southern
 Secretary, Director     99 Lancaster Street        Bancorp, Inc. (Bank
                         Stanford, KY 40484         holding company)

Christopher Coldiron     P. O. Box 328              Loan Officer and Vice President
 Vice President          99 Lancaster Street        of First Southern National Bank
                         Stanford, KY 40484         (Bank)

Ward F. Correll          P.O. Box 129               Owner, Cumberland Lake
 Director                150 Railroad Drive         Shell, Inc. (Gasoline
                         Somerset, KY 42502         wholesaler)

David S. Downey          P.O. Box 295               President and Director of
 Director                102 West Main Street       First Southern National Bank
                         Stanford, KY 40484         (Bank)

Douglas P. Ditto         P.O. Box 295               Senior Vice President
 Vice President          102 West Main Street       of First Southern National Bank
 Director                Stanford, KY 40484         (Bank)

John R. Ball             P.O. Box 628               CEO and Director of
 Director                27 Public Square           First Southern National Bank of
                         Lancaster, KY 40444        Garrard County (Bank)

Gary Dick                P.O. Box 489               CEO and Director of
 Director                216 North Main St.         First Southern National Bank
                         Monticello, KY 42633       Wayne County (Bank)


James P. Rousey          3060 Harrodsburg Road      CEO and Director of First Southern
 Director                Lexington, KY 40503        National Bank of the Bluegrass
                                                    (Bank)

[F1] Mr. Correll also owns approximately 83% of the outstanding stock of FSF.

          All of the directors and executive officers of FSF are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

     (a)  The name of this Reporting Person is First Southern Capital Corp.,
          LLC

     (b)  The state of organization of FSC is Kentucky.

     (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a
          judgment,  decree or final order  enjoining  future   violations
          of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers and Controlling Persons of FSC:

Name and Offices                             Present Principal
HELD WITH FSC            BUSINESS ADDRESS          OCCUPATION OR EMPLOYMENT

Jesse T. Correll         P.O. Box 328             President and Director of
 Manager                 99 Lancaster Street      First Southern Bancorp, Inc.
                         Stanford, KY 40484       (Bank holding company)


Randall L. Attkisson     P.O. Box 328             Vice President, Treasurer and
 Manager                 99 Lancaster Street      Director of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank holding
                                                  company)

          The above individuals are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

     (a)  The name of this Reporting Person is First Southern Investments,
          LLC

     (b)  The state of organization of FSI is Kentucky.

     (c)  The  principal  business of FSI is an  investment  company.  The address of the principal office of FSI is  P.O.  Box  328,  99
          Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five  years,  FSI  was  not  a  party  to a civil proceeding  of  a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a
          judgment,  decree or final order  enjoining  future   violations
          of,  or  prohibiting  or  mandating activities  subject to, federal or state securities  laws  or  finding  any violation with respect to such laws.


          Executive Officer of FSI:

Name and Offices                             Present Principal
HELD WITH FSC          BUSINESS ADDRESS          OCCUPATION OR EMPLOYMENT

Randall L. Attkisson     P.O. Box 328             Vice President, Treasurer
 President               99 Lancaster Street      and Director of First Southern
                         Stanford, KY 40484       Bancorp, Inc. (Bank holding
                                                  company)

     A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

          Mr. Attkisson and the individuals identified on Exhibit F are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding
     (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

     First Southern Bancorp, Inc.                $  1,377,922.25
     First Southern Funding, Inc.                $  8,957,210.28
     First Southern Capital Corp., LLC           $  2,339,995.00
     First Southern Investments, LLC             $    283,000.00
          Total                                  $ 12,958,127.53

     The Reporting Persons employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit with Star Bank, NA. FSF borrowed $7,082,878 and FSB borrowed $495,775 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

     Not amended.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of the Common Stock by each Reporting Person is as follows:

     First Southern Bancorp, Inc.         123,241 shares      4.95%
     First Southern Funding, Inc.         706,756 shares     28.38%
     First Southern Capital Corp., LLC    183,033 shares      7.35%
     First Southern Investments, LLC       22,135 SHARES      0.89%

               Total[F1]                1,035,165 shares     41.57%
[FN]

[F1]The Reporting Persons have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 83% of the outstanding voting stock of FSF; he owns directly approximately 22% and companies he controls owns approximately 33% of the outstanding voting stock of FSB.
In addition, he is a manager of First Southern Capital Corp., LLC.


     Additional shares of Common Stock that may be acquired under the agreements described in Item 4 and incorporated herein by reference:

     Convertible Note Purchase Agreement        204,800
     Option Agreement                         1,450,000 (subject to
                                                         adjustment)

Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under these agreements. Beneficial ownership of these shares is disclaimed at this time.

     (b) Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares:

     First Southern Bancorp, Inc.          123,241 shares
     First Southern Funding, Inc.          706,756 shares
     First Southern Capital Corp., LLC     183,033 shares
     First Southern Investments, LLC        22,135 SHARES
               Total[F1]                 1,035,165 shares

[FN]

[F1]  See Note 1 in the response to Item 5(a) above.

     (c) The following transactions of the Common Stock of the Issuer were effected during the past sixty days by the Reporting Persons:

Transaction 1:
     (1)  Identity  of  the  person  who  effected the transaction:   First
          Southern Funding, Inc.
     (2)  The date of the transaction:  September 17, 1998
     (3)  The amount of securities involved:  1,370 shares
     (4)  The price per share or unit:  $7.63 per share
     (5)  Where and how the transaction was  effected:   By  the  Reporting
          Person's  broker,  J.J.B.  Hilliard,  W.L. Lyons, Inc.

Transaction 2:
     On November 20, 1998, First Southern Funding, Inc. assigned, in part, its right to purchase shares of Common Stock from UTI under the Acquisition Agreement to First Southern Bancorp, Inc., First Southern Capital Corp., LLC and First Southern Investments, LLC, and the closing of the purchase of shares under the Acquisition Agreement and Stock
     Purchase Agreement occurred.  Shares were purchased on November 20,
     1998 by the Reporting Persons as follows:

     FSF purchased 66,666 shares pursuant to the Stock Purchase Agreement at a price of $15.00 per share from the following individuals:

          Larry Ryherd                         49,530 shares
          Jarad John Ryherd                     4,000 shares
          Jarad John Ryherd                     1,000 shares
          Derek Scott Ryherd                    1,200 shares
          Shari Lynnette Serr                   4,000 shares
          Leslie C. Newby                         718 shares
          Lesley C. Newby                         500 shares
          Charity L. Newby                        718 shares
          Charity Newby                           500 shares
          Donna R. Newby                        1,000 shares
          Douglas W. Ryherd/Susan J. Ryherd     3,500 shares

     Shares were purchased from UTI under the Acquisition Agreement as follows:

          First Southern Funding, Inc. purchased 316,260 shares at $15.00 per share and 298,810 shares at $10.00 per share;

          First Southern Bancorp, Inc. purchased 43,000 shares at $15.00 per share;

          First Southern Capital Corp., LLC purchased 101,933 shares at $15.00 per share and 81,100 shares at $10.00 per share; and

          First Southern Investments, LLC purchased 12,330 shares at $15.00 per share and 9,805 at $10.00 per share.

See the Agreement of Assignment among the Reporting Persons with respect to their purchase of shares under the Acquisition Agreement and the possible future adjustment of the purchase price among them in order to equalize their per share investment in Common Stock.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See responses to Items 4 and 5 above.   Other than (i) the Acquisition
Agreement, the Stock Purchase Agreement, the Convertible Note Purchase Agreement, and the Option Agreement, all four of which are filed as Exhibit A, (ii) as described in the responses to Items 4 and 5 above, (iii) the Agreement of Assignment among the Reporting Persons, dated November 20, 1998, which is filed as Exhibit E, and incorporated herein by reference, and (iv) the Agreement Among Reporting Persons attached hereto as Exhibit B, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed with this Schedule 13D:

Exhibit A - (i) Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998: (ii) Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; (iii) Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael
K. Borden and Patricia G. Fowler dated April 30, 1998; and (iv) Option Agreement between FSF and UTI dated April 30, 1998 (previously filed)

Exhibit B - Agreement among Reporting Persons dated November 20, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l)

Exhibit C -  Letter  agreements   and  promissory  note  relating  to the
borrowing of funds by FSF referenced in Item 3 (previously filed)

Exhibit D -  Letter  agreements   and  promissory  note  relating  to the
borrowing of funds by FSB referenced in Item 3 (previously filed)

Exhibit E - Agreement of Assignment among the Reporting Persons dated November 20, 1998

Exhibit F -  Members of First Southern Investments, LLC

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 24, 1998                      By:/S/ JESSE T. CORRELL
                                           Jesse T. Correll
                                           Attorney-in-Fact on behalf of each
                                           of the Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated November 20, 1998, for the filing of a single Schedule 13D pursuant to Rule 13d-1-
(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this
Schedule 13D.

                           EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION


    A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

    B Agreement among Reporting Persons dated November 20, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

    C* Letter agreements and promissory note relating to the borrowing of funds by FSF.

    D*    Letter agreements and promissory note relating to   the borrowing
          of funds by FSB.

    E     Agreement of Assignment among the Reporting Persons dated
          November 20, 1998

    F     Members of First Southern Investments, LLC

*  Previously filed


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